

Christiana W. · 3rd

Early Stage Tech Startups - Growth Hacking, Operations, and Project Management

Atlanta Metropolitan Area · **Contact info**

500+ connections

🔒 **Message**   More

 Various Companies

 University of San Diego

Experience


Operational Consultant and Project Manager
Various Companies · Contract
2016 – Present · 5 yrs

Gulf Oil MX, G-Plus Technology
Digital Stream Energy
FLITE Material Sciences Corp
Eikon Audio
Bullstrap
Evolution Media
Digivision
SynchroNet   ...see more


Senior Manager, Operations
iCARS powered by Limos.com
2016 – 2019 · 3 yrs
San Francisco Bay Area


Chief Operating Officer and Founder
Titan Urban Transportation
2013 – 2016 · 3 yrs
San Francisco Bay Area


Early Stage Operations Partner
Uber · Contract
2010 – 2013 · 3 yrs
San Francisco Bay Area


Business Development and Chief of Staff
Moxy Commerce, Inc.
2008 – 2010 · 2 yrs
Seattle, WA

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Education


University of San Diego
BA, Psychology, Theology
2004 – 2008
Activities and Societies: Dean's List, Honors, President's Council, Alpha Chi Omega Sorority

Licenses & certifications


Certified Project Management Professional (PMP)
Project Management Institute

Volunteer experience


Executive Director
Tommy E. Short Charitable Foundation
Environment


Assistant Teacher
Rady Children's Hospital-San Diego


Mentor
Girls Rising

 Girls Rising

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Skills & endorsements

Management · 13
Ogan Gurel MD and 12 connections have given endorsements for this skill

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Contract Negotiation · 10
Ogan Gurel MD and 9 connections have given endorsements for this skill

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Marketing · 9
Misty Basford and 8 connections have given endorsements for this skill

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Recommendations

Received (4)   Given (1)

 **Misty Basford**
Founder & Owner at SUGAR + SALT & Mist Communications
July 23, 2019, Christiana worked with Misty in the same group

Working with Christiana while at Titan Urban was an absolute pleasure. Her bright and cheerful demeanor combined with a very positive, can-do attitude made it very easy to come to work every day, and helped enable my success in sales. Always one to help no matter the task at hand, with great leadership skills, sh... See more

 **Joanna Savio**
Marketing Automation Architect @ Yesler (now a part of Accenture Interactive)| 14,000+ connections
January 30, 2019, Joanna worked with Christiana but at different companies

Christiana is in incredibly hard working and ambitious individual. She is a creative thinker and a people person who can handle multiple moving pieces while still keeping her positive personality. I'd welcome any opportunity to work with her.

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Interests

 **Harvard Business Review**
12,395,174 followers

 **Mike Bloomberg** in
Entrepreneur, philanthropist, three-term mayor of 2,296,415 followers

 **TIME**
2,103,524 followers

 **FinTech 20/20**
134,945 members

 **BBC News**
7,682,222 followers

 **Joel Makower** in
Journalist, author, entrepreneur, global speaker ar 103,158 followers

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